

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2012

Via U.S. Mail
Yulia Goldfinger
Principal Executive Officer
Avalanche International, Corp.
5025 Pare, Unit 611
Montreal, QC, Canada H4P1P4

> **Re:** **Avalanche International, Corp.**
> **Registration Statement on Form S-1**
> **Filed January 17, 2012**
> **File No. 333-179028**

Dear Ms. Goldfinger:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that your business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company as defined by Rule 419 of Regulation C in view of the following:

   - You are a development stage company issuing penny stock;

   - You have not yet generated revenues and it is unclear whether you will be able to do so within the next 12 months;

   - You have no contracts or agreements with customers or advertisers and have not developed your website; and

   - You have no assets, except for $6,000 in cash.

Please provide a detailed analysis addressing each of the issues described above and explaining why you believe your company is not a blank check company as defined by Rule 419. Alternatively, please revise your registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. In either case, please revise your disclosure to state whether you have any plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company.

2. Please revise your disclosure throughout the filing to state that you are a shell company, as it appears from your disclosure that you have both nominal operations and no assets. Refer to Rule 405 of Regulation C. In doing so, please revise your Rule 144 disclosure on page 36 to reflect the fact that you are a shell company and that Rule 144 is currently unavailable to you and will only be available if you are subsequently able to meet the conditions set forth in Rule 144(i)(2). Alternatively, tell us why you do not believe you are a shell company as defined by Rule 405 of Regulation C.

Prospectus Cover Page

3. We note the last sentence of this page which states that "[a]ll accepted subscriptions are irrevocable, even if you subsequently learn information about us that you consider to be materially unfavorable." Please confirm that all material information which is currently available to you is included in your prospectus and that prior to effectiveness you will continue to update your prospectus to ensure that all available material information is disclosed.

4. Please revise your disclosure to clarify that your stock may become quoted, rather than traded on the OTCBB. In this regard, we note your statement in the second paragraph on page 4 that you hope to have a market maker file an application to FINRA for "[y]our common stock to become eligible for trading on the Over-the-Counter Bulletin Board."

Prospectus Summary, page 6

Corporate Background and Business Overview, page 6

5. In light of the fact that there is no guarantee that you will receive proceeds from this offering, please include an estimate as to how long you can continue as a going concern without obtaining additional working capital. Please discuss this estimate in the first risk factor on page 9 and in the Management's Discussion and Analysis section of your prospectus.

The Offering, page 7

6. We note that you have disclosed gross proceeds to you if 100% and 50% of the shares comprising this offering are sold. Please also disclose the gross proceeds to you if 25% and 10% of the shares registered are sold, with a view towards providing investors with a balanced presentation of the proceeds you may receive in conjunction with this offering.

7. We note your indication that you will deliver stock certificates attributable to shares of common stock purchased directly to the purchasers within ninety (90) days of the close of the offering. Please tell us why you are not delivering stock certificates at the time each purchase is made, as opposed to waiting until the offering is closed, and why you are not delivering stock certificates in a shorter amount of time following each purchase.

Cautionary Statement Regarding Forward-Looking Statements, page 8

8. The first sentence of this section implies that all statements that are not "purely historical" are forward-looking statements. However, your prospectus contains many statements relating to present facts and conditions which do not constitute forward-looking statements. Please revise your disclosure to indicate that statements in the prospectus that are not purely historical or do not relate to present facts or conditions may be considered forward-looking statements.

Risk Factors, page 9

Risks Relating to our Business, page 9

If we are unable to attract customers . . ., page 10

9. Please revise the first sentence to state that you plan that your revenue will come from the distribution and sale of crystallized glass, as it does not appear that you have generated any revenue to date, or advise.

Because our sole officer and director will own 50% . . ., page 13

10. Please revise this risk factor to provide the percentage of common stock of your company that Ms. Goldfinger currently owns and the percentage of common stock she will own if all of the shares registered as part of this offering are sold. In this regard, we note your statement that Ms. Goldfinger "will own 50% or more of the outstanding shares of [y]our common stock" however it appears that she already owns more than 50% of your common stock.

Because company's headquarters are located outside of the United States . . ., page 13

> 11. Please also discuss the risk that U.S. investors may face in:
>
> - enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against Ms. Goldfinger; and
>
> - bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against Ms. Goldfinger.

Use of Proceeds, page 16

> 12. Please revise to clarify your statement in the first full paragraph on page 17 to state that if you raise less than 50%, not just "only 25%," of the offering proceeds, the only other source of liquidity is a loan from your director.

Plan of Distribution; Terms of the Offering, page 20

> 13. Please revise the last sentence of the second paragraph of this section to clarify, if true, that Ms. Goldfinger will not and has not participated in the selling of any securities for any issuer more than once every twelve months.

Management's Discussion and Analysis or Plan of Operation, page 22

> 14. Please include a discussion of known trends and uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net revenue or income and any events that may cause a material change in the relationship between costs and net revenue. In this regard, we note your disclosure on page 28 that the success of your business plan is dependent upon new construction and the retail sales market. Please discuss the impact that the economic downturn and slow growth in the housing market has on your business plan. Refer to Item 303(a) of Regulation S-K.

Plan of Operation, page 23

> 15. We note your statement that you "believe that we will be able to raise enough money through this offering to expand operations . . . ." We also note your statement in the penultimate paragraph on page 22 that you will be able to meet your expenses and expand your operations if you sell more than half of the shares in this offering. Please provide your basis for your belief that you will be able to sell more than half the shares registered in this offering, or remove such statement.

16. Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus, appropriately marked to highlight the sections relied upon. We note the following examples:

- "This is new and an environmental friendly material that can be used in any residential, commercial indoor and outdoor surfacing applications, generally for flooring." (pages 23, 27 and elsewhere);

- "Crystallized Glass Tile (also known as Perfect White Tile) is an innovative construction material of superior whiteness and brilliant radiance that adds a clean, stylish and modern look to any place where it's used." (page 28);

- "It has natural stone features and has more beautiful smooth and shining surface, high hardness and nontoxic." (page 28); and

- Please provide support for the "Advantages of crystallized glass tile" listed on page 28. In making your revisions, please ensure that you include the basis for your statements that the product is "environmentally friendly" and any standard used by you in determining that your products qualify as such.

These are examples only. Please provide us with these reports or studies or tell us if the statement represents management's belief. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

Liquidity and Capital Resources, page 26

17. We note your statement in the penultimate paragraph on page 26 that Ms. Goldfinger "may be willing to provide funds required to maintain the reporting status" of your company. However, we note your statement on page 17 and elsewhere in the prospectus that Ms. Goldfinger "has verbally agreed to loan the company funds to complete the registration process and to maintain a reporting status with the SEC." Please revise to clarify whether Ms. Goldfinger has verbally agreed to provide funds to you.

Description of Business, page 27

18. In an appropriate place in your disclosure, please explain why you determined to distribute crystallized glass tile, as opposed to some other type of tile or flooring material.

19. Please revise the first sentence of the second paragraph on page 28 to state that you plan to distribute crystallized glass in North America, as you have not distributed any product and there is no guarantee you will be able to do so.

Agreement with our supplier, page 30

20. We note that the agreement you describe here gives you the exclusive right to distribute the Supplier's product in the USA and Canada. In an appropriate place in your disclosure, disclose whether you plan to retain other suppliers.

Government Regulations, page 32

21. We note that you plan to ship crystallized glass from your supplier in China to potential customers in North America. Please provide additional detail regarding the government regulations applicable to the export of goods from China into North America, or tell us why you are not required to do so. Refer to Item 101(h)(4)(ix) of Regulation S-K. Please also explain your reference to Ecuador in the last section of this sentence, as you do not mention Ecuador or conducting business in South America elsewhere in your prospectus.

Management, page 32

Biographical Information and Background of Officers and Directors, page 32

22. Please provide the name of the real estate business that you reference in this section and the year in which Ms. Goldfinger was first employed with such business. Also state, if true, that Ms. Goldfinger owns such business. Please provide additional detail regarding the responsibilities and activities performed by Ms. Goldfinger in running this business, with a view towards providing investors with adequate disclosure regarding Ms. Goldfinger's prior business experience. Refer to Item 401(e) of Regulation S-K.

Financial Statements, page 40

23. Reference is made to the second sentence in the second paragraph on page 40. Please confirm that you plan to provide audited financial statements to your stockholders on a quarterly, as opposed to annual, basis or revise your disclosure to indicate the frequency of providing audited financial statements.

Report of Independent Registered Public Accounting Firm, page F-1

24. The first sentence of the report refers to restated statements of operations, stockholders' equity and cash flows. Please have your auditor explain to us why the financial statements have been restated and provide the disclosure required by ASC 250-10-50-7. If the financial statements have not been restated please ensure your auditors provide, and you include in your amendment, a properly worded report.

Notes to Financial Statements, page F-6

Note 1. Organization and Business Operations, page F-6

25. Reference is made to the second sentence in Note 1. This description of your business is not consistent with descriptions elsewhere in the registration statement. Please revise.

Exhibit Index, page 55

Exhibit 5.1

26. Please have counsel include the file number of the registration statement.

Exhibit 23.1

27. The first sentence of the consent refers to reports dated October 13, 2011 and financial statements as of November 30, 2011. One audit report dated January 16, 2012 is included in the registration statement and that report is related to the financial statements as of November 30, 2011 and for the period April 14, 2011 (inception) to November 30, 2011. Please ask your auditor to provide you with an updated consent which refers to the correct audit report and all financial statements opined upon and include the updated consent in your amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Thomas E. Stepp, Jr.
        Stepp Law Corporation (via E-mail)